SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

April 28, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	SUPERVALU INC. Amendment No. 2 to Registration Statement on Form S-4 (333-132397)

Dear Mr. Owings:

SUPERVALU INC. (“Supervalu”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement (the “Form S-4”) be accelerated to, and that the Form S-4 be declared effective at 5:30 p.m. on April 28, 2006, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, Supervalu hereby acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, this action does not foreclose the Commission from taking any action with respect to the filing, and Supervalu may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

2.	The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Supervalu from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Igor Kirman or Matthew S. Levine, of Wachtell, Lipton, Rosen & Katz, at (212) 403-1393 and (212) 403-1122, respectively, with any questions you may have concerning this request.

Very truly yours,

SUPERVALU INC.

By:	/S/ JOHN P. BREEDLOVE
John P. Breedlove Associate General Counsel and Corporate Secretary